

April 5, 2016

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1440
        File Nos. 333-210026 and 811-03763

Dear Mr. Fess:

On March 9, 2016, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1440 (the "Fund"), consisting of a unit investment trust, Equity Best Ideas 2016-1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Investment Objective

1.   This section states that the Trust's investment objective is "total return." Please define "total return" in this section.

Investment Summary — Principal Investment Strategy

2.   Please disclose in this section the significance of the phrase "Best Ideas" in the Trust's name. In addition, the fourth sentence of this section states that the "recommendations . . . takes into consideration industry sector weightings." Please clarify in this section whether it is Baird's recommendations or the Trust's security selections, or both, that take into consideration industry sector weightings. Please also describe in this section how the industry sector weightings are taken into consideration, *e.g.*, the Trust may not invest more than 15% of its assets in any industry sector.

Investment Summary — Principal Risks

3.   The second bullet point in this section states that the Trust invests in U.S.-listed foreign securities and American Depositary Receipts ("ADRs"). Please disclose the Trust's strategy regarding its investments in U.S.-listed foreign securities and ADRs in the summary of principal investment strategies. Please also explain to us whether the Trust will invest in securities of emerging market issuers and, if so, provide appropriate disclosures in the summaries of the Trust's principal investment strategies and principal risks.

GENERAL COMMENTS

4.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

5.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

6.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel